Exhibit 99.1

AFYA LIMITED ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING HELD ON JUNE 24, 2025

Nova Lima, Minas Gerais, Brazil, June 24, 2025 – Afya Limited, or “Afya” (Nasdaq: AFYA) announced today that the resolutions set out in its Notice of Annual General Meeting dated June 9, 2025 was duly passed at its Annual General Meeting held today: (1) the approval and ratification of Afya’s financial statements as of and for the fiscal year ended December 31, 2024; (2) the re-appointment of João Paulo Seibel de Faria as an independent director of the Company with immediate effect to hold office for a two year term; (3) the re-appointment of Vanessa Claro Lopes as an independent director of the Company with immediate effect to hold office for a two year term; (4) the re-appointment of Miguel Filisbino Pereira de Paula as an independent director of the Company with immediate effect to hold office for a two year term; and (5) the re-appointment of Marcelo Ken Suhara as an independent director of the Company with immediate effect to hold office for a two year term.

About Afya Limited

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Contact:

Investor Contact: ir@afya.com.br

IR Website: ir.afya.com.br